SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

dspies@sidley.com (312) 853 4167	FOUNDED 1866

May 1, 2012

VIA EDGAR

Mr. Tom Kluck

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Superfund Gold, L.P. (the “Fund”) – Amendment No. 1 to the Registration Statement on Form S-1 (Reg. No. 333-179534)

Dear Mr. Kluck:

On behalf of our client, Superfund Capital Management, Inc., the general partner of the Fund, we thank you very much for your comment letter dated March 8, 2012 with respect to the Fund’s Registration Statement on Form S-1 (Reg. No. 333-179534) filed February 15, 2012. In response to your comment that we update the financial statements and financial information to comply with Rule 3-12 of Regulation S-X, Amendment No. 1 to the Registration Statement on Form S-1 (Reg. No. 333-179534) (the “Amendment”), which accompanies this letter for filing, includes financial statements and financial information for the year ended December 31, 2011 that comply with Rule 3-12 of Registration S-X.

In addition to more timely financial statements and financial information for the Fund and its general partner required to comply with Rule 3-12 of Registration S-X, the Amendment also includes updated performance information and addresses comments received by the National Futures Association and the Pennsylvania Securities Commission. The Amendment adjusts the amount of unsold units being carried over from the Fund’s prior Registration Statement (Reg. No. 333-151632) as permitted by Rule 415(a)(6). Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by Superfund Capital Management, Inc. for five years.

Thank you very much for your attention to this filing. If you have any questions, please do not hesitate to contact me at (312) 853-4167.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

May 1, 2012

Very truly yours,

/s/ Daniel F. Spies